EXHIBIT 99.1

TRX Gold to Present at the 35th Annual Gold Forum

TORONTO, Sept. 15, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TNX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce that the Company’s executives have been invited to attend and present at Denver Gold Group’s 35th Annual Gold Forum, being held from September 17th to September 20th in Colorado Springs, Colorado.

TRX Gold’s CEO Stephen Mullowney, will be giving an in-person presentation on Monday, September 18th at 10:10 AM ET. A replay will be made available through on-demand, as of 3:00 PM ET on Wednesday, September 20th. Please visit the conference website for more information: Webcast

TRX Gold’s calendar of upcoming events can be found on the corporate website, here:
https://www.trxgold.com/investors/events/default.aspx

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

For investor or shareholder inquiries, please contact:
Investors Relations
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

The TSX and NYSE America have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.